UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2010
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By :	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: April 28, 2010

For immediate release
April 28, 2010

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586
Notice Concerning the Difference between Forecasts for Non-Consolidated Performance and Actual Results for the year ended March 31, 2010
          Makita Corporation announces the differences between its forecast for non-consolidated performance for the fiscal year ended March 31, 2010 announced on January 29, 2010 and our actual results for the same period announced today.
1. Difference between the forecasts and the non-consolidated financial results for the fiscal year ended March 31, 2010

	Japanese yen in millions				Japanese yen
		Operating	Ordinary		Net income
	Net sales	income	Profit	Net income	per share

Outlook announced previously (A)	79,600	(1,200)	6,500	4,500	32.67
Actual results (B)	82,657	(423)	7,419	3,255	23.63
Change (B-A)	3,057	777	919	(1,245)	—
Percentage revision (%)	3.8	64.8	14.1	(27.7)	—
Actual results for the previous fiscal year ended March 31, 2009	113,976	7,482	17,731	13,629	96.99

2. Reasons for difference between forecasts for non-consolidated performance
          Since the operating rates of our production sites have increased in line with the recovery of sales, resulting in an improved cost of sales ratio, the operating loss was less than the previously announced forecast. Meanwhile, the revaluation of shares of Makita Numazu which was acquired in May 2007 led to unrealized loss on securities of subsidiary, resulting in a smaller net income for this year than the previous announced forecast.

English Translation of press release originally issued in Japanese	1